Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2011

FOR IMMEDIATE RELEASE, May 5, 2011

PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE) (“PENN WEST EXPLORATION”) is pleased to announce its results for the first quarter ended March 31, 2011

Operations

•
During the first quarter of 2011, Penn West continued to focus on key light-oil resources in the Cardium, Spearfish (Waskada), Colorado (Viking) and Northern Carbonate plays. In these core areas we drilled 129 of our 153 net produceable wells in the quarter using state of the art horizontal drilling technology and multi stage completion techniques. First quarter results from our key resource plays continue to be in line with forecast type curve production rates. Penn West added to a future drilling inventory of over 10,000 wells with strategic appraisal drilling and creative deal making. We used the strength of our asset base across western Canada to continue to consolidate our core area positions in exchange for non core production and other considerations.

•
Our light-oil resource drilling resulted in a 14 percent increase in first quarter light-oil production compared to the same quarter of 2010. Oil and liquids production represents over 63 percent of total production and the ratio of oil to gas continues to grow quarterly.

•
We were faced with many challenges in the first quarter of 2011; outages at a large partner operated facility at Swan Hills and the main oil pipeline transporting western Canadian crude oil had the potential to impact average production for the quarter by up to 10,000 boe (1) per day. Through the efforts of our production team and marketing group, we reduced the impact of the outages on average production to approximately 3,500 boe per day for the first quarter. We were also challenged by severe winter weather which impacted production volumes and operations in many parts of the Western Canadian Sedimentary Basin. Our operations group and field production staff successfully kept equipment running and wells producing to reduce our weather related production losses to minimal levels. The original plan for the first quarter of 2011 was to produce approximately 170,000 boe per day. Average production of 166,135 boe per day in the first quarter of 2011 speaks to our ability to conduct an extensive drilling program and keep production flowing in circumstances that are within our control.

•	Penn West’s production capability at the end of the first quarter was approximately 172,000 boe per day. We are maintaining our annual production guidance of 172,000 to 177,000 boe per day.

Financial Results

•
Funds flow (2) was $356 million in the first quarter of 2011, a 17 percent increase from the $305 million reported in the fourth quarter of 2010 and a three percent increase from the $344 million reported in the first quarter of 2010. Basic funds flow was $0.77 per share (2) in the first quarter of 2011 compared to $0.67 per share in the fourth quarter of 2010 and $0.81 per share in the first quarter of 2010.

•
Net income for the first quarter of 2011 was $291 million ($0.63 per share-basic) compared to a net loss of $37 million ($0.08 per share-basic) in the fourth quarter of 2010 and net income of $98 million ($0.23 per share-basic) in the first quarter of 2010. Net income increased from the comparative periods due to higher revenues and a deferred income tax recovery relating to our conversion to an E&P company which was partially offset by unrealized risk management losses and one-time share-based compensation charges resulting from our corporate conversion.

•	The netback (2) of $29.56 per boe in the first quarter of 2011 was 17 percent higher than the fourth quarter of 2010 primarily due to increased crude oil prices.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per share-basic” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow”, “Highlights - Netback per boe” and “Non-GAAP Measures Advisory” sections below.

2011 FIRST QUARTER RELEASE 1

Operational Highlights

On January 1, 2011, Penn West reorganized as a conventional exploration and production (“E&P”) company operating under the trade name Penn West Exploration.  We ramped up our capital spending from $263 million in the first quarter of 2010 to $492 million in our oil-focused first quarter of 2011.

Cardium

•
With 665,000 net acres and more than 2,500 identified drilling locations to-date in the Cardium, Penn West is the dominant operator in the largest conventional light-oil resource play in Canada. We began to ramp up drilling in the first quarter and will continue with an aggressive 2011 program that is budgeted at $300 to $325 million. We anticipate full-year 2011 drilling to exceed 90 wells with 34 wells drilled in the first quarter utilizing a peak of eight rigs. Penn West wells across the trend are performing better than industry, averaging approximately 220 boe per day in the first month of production, 150 boe per day over the first three months and over 100 boe per day in the first year. Our 2010 and first quarter 2011 program focused on all areas of the Cardium. Given the positive average well productivity rates across the Cardium trend and the large extent of our resource holdings, we believe that our position provides us with the ability to generate strong rates of return for many years. Our 2011 development program is concentrated on the Willesden Green, Alder Flats and West Pembina areas.

Spearfish (Waskada)

•
In the last quarter of 2010, we significantly increased our capital investment in southwest Manitoba.  Production rates are averaging approximately 120 boe per day in the first month, 90 boe per day over the first three months, and over 60 boe per day over the first year. We continued our momentum into 2011 drilling 45 wells reaching a peak of five rigs in the first quarter. Since late 2009, we have increased productive capability in this play from approximately 500 boe per day to over 7,000 boe per day. Our 75,000 net acres provide us with more than a 10-year drilling inventory.

Colorado (Viking)

•
Penn West operates a dominant position of greater than 750,000 acres in the borderlands of southern Alberta and Saskatchewan. To date, we have identified more than 1,000 light-oil drilling locations and more than 1,500 mixed gas/oil locations on this trend. Our drilling in the first quarter of 2011 continued to provide positive results. Our main Dodsland Viking oil play shows average production rates for the first month of approximately 80 boe per day, 55 boe per day over the first three months and 40 boe per day over the first year. We have also started a program to delineate a significant gas play with associated oil production in the Alberta portion of the trend.

Northern Carbonates

•
We continued our appraisal programs in the Carbonate Slave Point and Swan Hills platforms in the first quarter of 2011. Production rates of recent wells have averaged in excess of 250 boe per day during the first month, and approximately 200 boe per day over a three-month period. As we accumulate more information, we will provide average rates over a 12-month period. Our inventory already exceeds 400 drilling locations across more than 200,000 net acres on the Slave Point and the Swan Hills carbonate platforms. A total of five rigs were in operation during the quarter and we anticipate a similar number to be deployed later in the year as we continue to advance our delineation of this play. Capital expenditures in 2011 in the area are expected to be $125 - $150 million.

Peace River Oil Partnership

•
During the first quarter, the Peace River Oil Partnership moved forward with its resource assessment strategy which included drilling 53 stratigraphic core wells, four horizontal assessment wells and the construction of its cyclic steam pilot facility. The cyclic steam pilot has been commissioned and steam injection started in late April with production response expected in July.

2011 FIRST QUARTER RELEASE 2

Cordova Joint Venture

•
Penn West and its partner continue to appraise this resource play. In the first quarter, three gross appraisal wells (1.5 net) were drilled into the natural gas bearing Muskwa shale with an additional 12 - 17 gross appraisal wells planned for the remainder of 2011. We anticipate completing these wells in the third quarter with flow-testing beginning early in the fourth quarter. Penn West has significant infrastructure in place which will be a key advantage when the project moves into the development stage.  Gross capital spending is anticipated to be $140 - $160 million ($35 - $40 million net to Penn West) for 2011.

Business Environment

•	Crude oil prices averaged WTI US$94.25 per barrel in the first quarter of 2011 compared to US$85.18 per barrel in the fourth quarter of 2010 and US$78.79 per barrel for the first quarter of 2010.
•	In the first quarter of 2011, the AECO Monthly Index averaged $3.77 per mcf compared to $3.58 per mcf in the fourth quarter of 2010 and $5.35 per mcf in the first quarter of 2010.

Risk Management Activity

•
We entered into additional crude oil collars on 10,000 barrels per day for 2012 at US$90.00 per barrel to US$123.98 per barrel after March 31, 2011. Currently, we have 41,000 barrels per day of our 2011 crude oil production hedged between US$79.98 per barrel and US$96.39 per barrel and 35,000 barrels per day of our 2012 production between US$86.00 per barrel and US$109.72 per barrel.

•
Subsequent to March 31, 2011, we entered into additional foreign exchange forward contracts relating to the principal balances on our senior notes totaling US$352 million at an average exchange rate of $0.996 CAD/USD maturing from 2014 to 2020.

Dividends

•	On May 4, 2011, our Board of Directors declared our second quarter dividend of $0.27 per share to be paid on July 15, 2011 to shareholders of record on June 30, 2011.

International Financial Reporting Standards (“IFRS”)

•
Effective January 1, 2011, we converted to IFRS. Our balance sheet was restated to IFRS on January 1, 2010 and our financial results were converted to IFRS thereafter. A full description of the changes is detailed in Note 3 and Note 17 to our unaudited interim consolidated financial statements as at and for the three month period ended March 31, 2011. The adoption of IFRS has not led to any significant changes to our business operations, capital strategies or funds flow.

2011 FIRST QUARTER RELEASE 3

HIGHLIGHTS

	Three months ended March 31
	2011	2010	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$844	$806	5
Funds flow	356	344	3
Basic per share	0.77	0.81	(5)
Diluted per share (2)	0.77	0.81	(5)
Net income (2)	291	98	100
Basic per share (2)	0.63	0.23	100
Diluted per share (2)	0.63	0.23	100
Capital expenditures, net (3)	492	263	87
Long-term debt at period-end	2,590	2,750	(6)
Convertible debentures	248	273	(9)
Dividends paid (4)	$41	$190	(78)
Payout ratio (5)	12%	55%	(43)
Operations
Daily production
Light oil and NGL (bbls/d)	87,234	76,434	14
Heavy oil (bbls/d)	17,115	19,883	(14)
Natural gas (mmcf/d)	371	410	(10)
Total production (boe/d)	166,135	164,587	1
Average sales price
Light oil and NGL (per bbl)	$79.76	$72.72	10
Heavy oil (per bbl)	62.79	64.31	(2)
Natural gas (per mcf)	$3.79	$5.46	(31)
Netback per boe
Sales price	$56.82	$55.12	3
Risk management loss	(0.79)	(0.62)	27
Net sales price	56.03	54.50	3
Royalties	(10.04)	(9.99)	1
Operating expenses	(15.92)	(15.61)	2
Transportation	(0.51)	(0.56)	(9)
Netback	$29.56	$28.34	4

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Comparative figures have been restated to IFRS.
(3)	Excludes net proceeds on property acquisitions and dispositions and business combinations.
(4)
Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.

(5)	Payout ratio is calculated as dividends paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2011 FIRST QUARTER RELEASE 4

DRILLING PROGRAM

	Three months ended March 31
		2011		2010
	Gross	Net	Gross	Net
Oil	171	145	67	44
Natural gas	12	8	10	5
Dry	-	-	-	-
	183	153	77	49
Stratigraphic and service	67	32	20	16
Total	250	185	97	65
Success rate (1)		100%		100%

(1)    Success rate is calculated excluding stratigraphic and service wells.

As an E&P company, we increased our development and exploration activity levels. A significant portion of our increased activity targets development through the use of horizontal multi-stage fracture technology.

LAND

	As at March 31
	Producing			Non-producing
	2011	2010	% change	2011	2010	% change
Gross acres (000s)	6,366	5,991	6	2,924	3,001	(3)
Net acres (000s)	4,229	4,007	6	2,023	2,347	(14)
Average working interest	66%	67%	(1)	69%	78%	(9)

The decline in non-producing land compared to 2010 was primarily the result of the contribution of assets into the Peace River Oil Partnership, the Cordova Joint Venture and land lease expiries.

CORE AREA ACTIVITY

Core Area	Net wells drilled for the three months ended March 31, 2011	Total land as at March 31, 2011 (thousands of net acres)
Northern	91	2,984
Southern	94	3,268
	185	6,252

COMMON SHARES DATA

	Three months ended March 31
(millions of shares)	2011	2010	% change
Weighted average
Basic	461.8	423.0	9
Diluted	468.1	426.9	10
Outstanding as at March 31	464.3	424.3	9

2011 FIRST QUARTER RELEASE 5

Letter to our Shareholders

Penn West Exploration’s transition to a growth-oriented exploration and production company is progressing as planned.  We are confident in our strategy to lever our sizeable conventional oil-in-place assets to advances in drilling and completion technology. We believe this will provide long-term equity price appreciation and attractive dividends for shareholders. In the first quarter of 2011, we began executing on an expanded capital program to fuel our growth plans.

In 2009 our focus was on initial assessment of our asset-rich portfolio. We believed in the quality of our assets but needed to understand the applicability of evolving drilling and completion technology to them.  The movement into the appraisal and testing phases began in 2010. We applied the new and evolving technology to select assets which we believed could prove most amenable to providing large-scale growth. Based on the success of this assessment work, we will move towards development projects in 2011. We believe that our natural progression to full scale development-style operation will drive the highly profitable development of these oil resources.

A high level of drilling activity made Penn West the most aggressive light oil driller and one of the most active operators in western Canada during the first quarter. Our first quarter capital program resulted in 153 net produceable wells and 32 net stratigraphic test wells. Particular emphasis continues on our four key resource plays, the Cardium, Spearfish (Waskada), the Colorado (Viking), and the Northern Carbonates.

Results to-date across our four major resource plays have been in-line with expectations and have served to further verify our production type-curves, estimated reserves, and the structure of our capital plan for 2011. Both the Cardium and the Northern Carbonate trends have performed as expected and will continue to receive significant capital investment throughout the remainder of 2011. Work is ongoing in the light-oil plays of Spearfish (Waskada) in southern Manitoba and across the Colorado (Viking) play in western Saskatchewan and eastern Alberta with continued positive results. The increasing use of pad-drilling across areas of the Cardium such as Willesden Green, West Pembina and Alder Flats, and the drilling of multi-lateral wells in select areas of the Northern Carbonates will help Penn West to improve efficiencies and reduce costs as we drive to large-scale development.

Penn West averaged approximately 166,135 boe per day in the first quarter. Production was impacted by outages at facilities and associated infrastructure in northern Alberta which resulted in volumes of approximately 3,500 boe per day off-line during the first quarter. Pipeline apportionment continued from the fourth quarter of 2010 into the first quarter albeit at reduced levels. Although these outages had the potential to greatly affect our volumes, our teams worked hard to minimize the overall impact. Our productive capability at quarter end was 172,000 boe per day. In addition to an increased drilling program, Penn West teams are working to increase throughput to ensure production comes on-stream in a timely manner. Proactive work now will ensure increased future operational reliability and capacity. We remain positive that annual average production will be within the guidance range previously set at between 172,000 and 177,000 boe per day.

Spring break-up is in full swing across western Canada with wetter than normal conditions and will have limited impacts on our full-year development plans in these areas. Looking forward, we anticipate continuing activity with an estimated 15-20 drilling rigs operating after break-up.

Penn West’s six million acres of land provides a window into most emerging resource plays across the basin. Our exploration teams have been assessing play potential of the lands both in and outside our existing portfolio of assets. We will be testing several of these play concepts in 2011.

2011 FIRST QUARTER RELEASE 6

Sustained crude oil pricing above our internally forecasted average 2011 price of US$80 WTI will provide cash flow in excess of initial projections. Areas most likely to be allocated more capital would include Cardium and Northern Carbonate development. Excess cash flow allows acceleration of consolidation in key resource play areas and further rationalization of our significant portfolio of assets. We will intensify our land position in strategically relevant areas to drive higher rates of return.

Looking forward at 2011, we believe we are on-track to deliver on what we have initiated. Our actions have been consistent with our strategies. Based on the work completed in the major plays by our teams, we are confidently moving forward into larger-scale development. It is this confidence in our assets and our staff that will produce the results which will fuel the delivery of growth and income to our shareholders.

On behalf of the Board of Directors,

William E. Andrew	Murray R. Nunns
Chief Executive Officer	President and Chief Operating Officer

Calgary, Alberta
May 4, 2011

2011 FIRST QUARTER RELEASE 7

Outlook

This outlook section is included to provide shareholders with information about our expectations as at May 4, 2011 for production and capital expenditures for 2011 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based on an average crude oil price of WTI US$80.00 per barrel and an average natural gas price of $4.70 per mcf, we expect our 2011 exploration and development capital program to be in the range of approximately $1.1-$1.2 billion. We are focusing our 2011 capital program on our suite of large-scale light-oil plays including the Cardium, the Colorado (Viking), the Northern Carbonates and Spearfish (Waskada). Based on this level of capital expenditures, we continue to forecast 2011 average production to be approximately 172,000 to 177,000 boe per day.

There have been no changes to our guidance from our prior forecast, released on March 18, 2011 with our 2010 year-end documents and filed on SEDAR at www.sedar.com.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under IFRS or previous generally accepted accounting principles (“GAAP”), including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as dividends paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2011	2010
Cash flow from operating activities	$240	$341
Increase (decrease) in non-cash working capital	96	(12)
Decommissioning expenditures	20	15
Funds flow	$356	$344

Basic per share	$0.77	$0.81
Diluted per share	$0.77	$0.81

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2011 FIRST QUARTER RELEASE 8

Forward- Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management's assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that our resource wells will continue to produce to our forecast type curves; our ability to use the strength of our asset base across western Canada to continue to consolidate our core area positions in exchange for non core production and other considerations; our belief that our inventory of future drilling locations is in excess of 10,000 and that this will provide certainty to our future course of action focusing on light oil; our forecast that our annual production will be between 172,000 to 177,000 boe per day; our belief that we have more than 2,500 identified drilling locations to-date in the Cardium play; our intention to continue with an aggressive 2011 program in the Cardium play that is budgeted at $300 to $325 million; our intention to drill more than 90 wells in the Cardium play in 2011; our belief that our position in the Cardium play provides us with the ability to generate strong rates of return for many years; our intention to concentrate our 2011 development program on the Willesden Green, Alder Flats and West Pembina areas; our belief that we have more than a 10-year drilling inventory at Spearfish (Waskada); our belief that we have identified more than 1,000 light-oil drilling locations and more than 1,500 mixed gas/oil drilling locations on the Colorado (Viking) trend; our ability to delineate a potentially significant gas play with associated oil production in the Alberta portion of the Colorado (Viking) trend; our belief that we have identified in excess of 400 drilling locations on the Slave Point and the Swan Hills carbonate platforms; the number of rigs that we anticipate deploying later in the year as we continue to advance our delineation of the Northern Carbonates play; our belief that capital expenditures in 2011 in the Northern Carbonates area will be $125 to $150 million; our expectation that we will have a production response in July 2011 from the steam injection started in late April at our cyclic steam pilot facility located on our Peace River oil assets; our expectation that we will spend $35 to $40 million (net to Penn West) on our Cordova Joint Venture in 2011; our plan for the Cordova Joint Venture to drill an additional 12 to 17 gross appraisal wells for the remainder of 2011, our anticipation that we will complete these wells in the third quarter and that flow-testing will begin early in the fourth quarter, and our expectation that the project will eventually move into the development stage; our ability to pay our second quarter dividend; our belief that our strategy to leverage our sizeable conventional oil-in-place assets to advances in drilling and completion technology will provide long-term equity price appreciation and attractive dividends for shareholders; our belief that in 2011 we will move towards development projects and that our progression to full scale development-style operations will drive the highly profitable development of our oil resources; our intention to continue to focus on our four key resource plays, the Cardium, Spearfish (Waskada), the Colorado (Viking), and the Northern Carbonates; our intention that the Cardium and the Northern Carbonate platforms will continue to receive significant capital investment throughout the remainder of 2011; our belief that the increasing use of pad-drilling across areas of the Cardium such as Willesden Green, West Pembina and Alder Flats, and the drilling of multi-lateral wells in select areas of the Northern Carbonates, will help us to improve efficiencies and reduce costs as we drive to large-scale development; our intention to increase through-put to ensure that production comes on-stream in a timely manner and our belief that we can ensure increased future operational reliability and capacity; our belief that we have a window into most emerging resource plays across the basin and our intention to test several of these play concepts in 2011; our belief that spring break-up will have limited impacts on our full-year development plans and our anticipation that we will have an estimated 15 to 20 drilling rigs operating after break-up; our belief that  development work in the Cardium and the Northern Carbonates are the areas most likely to be allocated more capital if our funds flow increases due to higher than forecast commodity prices; our intention to pursue consolidation opportunities in key resource play areas and to intensify our land position in strategically relevant areas to drive higher rates of return; our ability to move forward into larger-scale development in our major play areas; our belief that we can deliver growth and income to our shareholders; and the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our exploration and development capital expenditure levels for 2011, the identity of the light-oil plays on which the capital program will focus, and our forecast average daily production for 2011.

2011 FIRST QUARTER RELEASE 9

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading "Outlook".

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including under "Risk Factors" in our Annual Information Form and under "Business Risks" in Note 10 to our 2011 first quarter unaudited financial statements) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2011 FIRST QUARTER RELEASE 10

Penn West Petroleum Ltd.
Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2011	December 31, 2010

Assets
Current
Accounts receivable	$504	$386
Other	90	87
Risk management	30	23
	624	496
Non-current
Deferred funding asset	661	678
Exploration and evaluation assets	169	128
Property, plant and equipment	11,403	11,218
Goodwill	2,020	2,020
Risk management	8	3
	14,261	14,047
Total assets	$14,885	$14,543

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$907	$910
Dividends payable	125	41
Convertible debentures	248	255
Risk management	201	85
	1,481	1,291
Non-current
Long-term debt	2,590	2,496
Decommissioning liability	649	648
Risk management	108	67
Deferred tax liability	1,101	1,452
Other non-current liabilities	30	29
	5,959	5,983
Shareholders’ equity
Shareholders’ capital	8,679	-
Unitholders’ capital	-	9,170
Other reserves	81	-
Retained earnings (deficit)	166	(610)
	8,926	8,560
Total liabilities and shareholders’ equity	$14,885	$14,543

2011 FIRST QUARTER RELEASE 11

Penn West Petroleum Ltd.
Consolidated Statements of Income

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	2011	2010

Oil and natural gas sales	$856	$815
Royalties	(150)	(148)
	706	667

Risk management gain (loss)
Realized	(12)	(9)
Unrealized	(176)	36
	518	694

Expenses
Operating	238	231
Transportation	8	9
General and administrative	37	34
Share-based compensation	78	58
Depletion and depreciation	247	262
(Gain) loss on dispositions	(24)	23
Exploration and evaluation expense	4	-
Unrealized risk management (gain) loss	(31)	25
Unrealized foreign exchange gain	(38)	(55)
Financing	47	40
Accretion	12	10
	578	637
Income (loss) before taxes	(60)	57

Deferred tax recovery	(351)	(41)

Net and comprehensive income	$291	$98

Net income per share
Basic	$0.63	$0.23
Diluted	$0.63	$0.23
Weighted average shares outstanding (millions)
Basic	461.8	423.0
Diluted	468.1	426.9

2011 FIRST QUARTER RELEASE 12

Penn West Petroleum Ltd.
Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	2011	2010

Operating activities
Net income	$291	$98
Depletion and depreciation	247	262
(Gain) loss on dispositions	(24)	23
Exploration and evaluation expense	4	-
Accretion	12	10
Deferred tax recovery	(351)	(41)
Share-based compensation	70	58
Unrealized risk management loss (gain)	145	(11)
Unrealized foreign exchange gain	(38)	(55)
Decommissioning expenditures	(20)	(15)
Change in non-cash working capital	(96)	12
	240	341

Investing activities
Capital expenditures	(492)	(263)
Acquisitions	(27)	(134)
Proceeds from dispositions	107	578
Change in non-cash working capital	(19)	37
	(431)	218

Financing activities
Increase (decrease) in bank loan	57	(721)
Proceeds from issuance of notes	75	304
Issue of equity	100	20
Dividends and distributions paid	(34)	(162)
Settlement of convertible debentures	(7)	-
	191	(559)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$-

2011 FIRST QUARTER RELEASE 13

Penn West Petroleum Ltd.
Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total

Balance at January 1, 2011	$9,170	$-	$(610)	$8,560
Elimination of deficit	(610)	-	610	-
Net and comprehensive income	-	-	291	291
Implementation of Option Plan and CSRIP	-	81	-	81
Share-based compensation expense	-	12	-	12
Issued on exercise of options and share rights	112	(12)	-	100
Issued to dividend reinvestment plan	7	-	-	7
Dividends declared	-	-	(125)	(125)
Balance at March 31, 2011	$8,679	$81	$166	$8,926

(CAD millions, unaudited)	Unitholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2010	$8,451	$-	$(1,034)	$7,417
Net and comprehensive income	-	-	98	98
Issued on exercise of trust unit rights	13	-	-	13
Issued to employee trust unit savings plan	10	-	-	10
Issued to distribution reinvestment plan	28	-	-	28
Distributions declared	-	-	(190)	(190)
Balance at March 31, 2010	$8,502	$-	$(1,126)	$7,376

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Investor Information

Penn West shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West shares are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 9:00am Mountain Time (11:00am Eastern Time) on May 5, 2011.

To listen to the conference call, please call 416-695-6616 or 1-800-952-4972 (North American toll-free).

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL: http://events.digitalmedia.telus.com/pennwest/050511/index.php

A taped recording will be available until May 12, 2011 by dialing 1-800-408-3053 (North American toll-free) and entering pass code 8224563.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2011 FIRST QUARTER RELEASE 15